LUBY'S, INC.
CORPORATE GOVERNANCE GUIDELINES

ROLE AND RESPONSIBILITIES OF BOARD

1.	Ethical Business Environment

The Board believes that the long-term success of Luby's is dependent on the maintenance of an ethical business environment that focuses on adherence to both the letter and spirit of the law and regulations and the highest standards of corporate citizenship.

2.	Oversight

The Board acknowledges that Luby's has many different stakeholders. However, the paramount duty of Luby's Board and management is to the shareholders; the interests of other stakeholders are relevant as a derivative of the duty to shareholders. The Board is the ultimate decision making body except for those matters reserved by law to the shareholders. The management team is charged by the Board with the management of Luby's affairs. The Board monitors corporate performance against business plans on a regular basis to evaluate whether the business is being properly managed.

3.	Senior Management

The Board selects and regularly evaluates the CEO. The appointment and regular evaluation of a Chief Operating Officer, if any, will be made by the Board in collaboration with the CEO. The Board determines the CEO's compensation and reviews and approves the salaries of senior management named in the Summary Compensation Table of the Proxy Statement. The Board also reviews and approves management's recommendations for threshold, target, and stretch points for the annual Incentive Bonus Plan. It periodically reviews succession planning and management development with the CEO.

4.	Strategy

The Board ensures that a strategic planning process is in place, is used, and produces sound choices. It reviews and approves major corporate strategies and monitors the implementation of current strategic initiatives to assess whether they are on schedule, on budget, and producing effective results.

5.	Material Transactions
The Board reviews and approves significant capital allocations and expenditures and material transactions not in the ordinary course of business.

6.	Internal Controls, Reporting, and Compliance
The Board satisfies itself as to the adequacy of internal controls, risk management, financial reporting, and compliance with laws and regulations.

7.	Corporate Governance
The Board nominates directors to serve on the Board and ensures that the structure and practices of the Board provide for sound corporate governance.

COMPOSITION OF THE BOARD

8.	Independent Director

An "Independent Director" is a person who is not a current and, generally, not a former member of management and has no relationship or activity that could affect or appear to affect his or her ability to exercise independent judgment as a director. The Board Governance Committee reviews the circumstances in each case and determines when a Board member or candidate is not independent. The Board will seek to maintain a substantial majority of independent directors. Various regulatory agencies have adopted differing concepts of independence (e.g. SEC, NYSE, IRS). These external definitions are not part of these Guidelines and should be consulted only for the specific purposes for which they were intended.

9.	Number of Directors

The Board believes that the number of directors should not be less than nine or more than twelve. The Board may adjust the number upward to accommodate an outstanding potential candidate or during periods of transition when new directors may overlap with retiring directors.

10.	Membership Criteria

The Board Governance Committee is responsible for recommending to the Board the appropriate skills and characteristics for prospective Board candidates in the context of the current Board makeup and the perceived needs of Luby's at that point in time. This assessment should include issues of general business experience, specialized knowledge, functional skills, other Board and time commitments, personal characteristics, age, independence, and diversity

11.	Screening, Selection, and Invitation to Serve

Luby's Bylaws provide that director candidates standing for election by the shareholders shall be nominated by the Board or by a shareholder as provided in the Bylaws. Vacancies in the Board shall be filled by selection of the current directors. The Board Governance Committee is responsible for screening potential candidates with input from all Board members. The Chairman will coordinate the extension of an invitation to Board membership.

12.	Directors Who Change Principal Job Responsibility

Directors who have a significant change in their professional roles and responsibilities, such as retirement or a change in employer, should submit a letter to the Chairman of the Board explaining the circumstances. The Board, through its Board Governance Committee, should review the circumstances and decide whether it is in the best interest of Luby's that the director continue to serve.

13.	Retirement Age and Term Limits

A director shall not be eligible to stand for election or reelection to the Board after reaching the age of 70 years. Except for incumbent directors as of March 19, 1998, who were then 70 years of age or older, a director will offer his or her resignation from the Board upon reaching the age of 70 years effective at the next annual meeting of shareholders. The Board has not established term limits for directors; however, the Board Governance Committee should consider each Director's contribution to the Board every three years, prior to his of her nomination for reelection by the shareholders.

14.	Chairman/CEO

Corporate policy allows for separation of the office of Chairman and CEO. This policy is intended to preserve flexibility for the board of directors regarding the selection of Chairman and CEO and the independence of those positions.

15.	Lead Director

If the offices of the CEO and Chairman are not separate or if the Chairman is not considered by the Board to be an independent director, the independent directors will elect one of their number to serve as Lead Director. The Lead Director will chair meetings of independent directors, will facilitate communications between other members of the Board and the CEO and Chairman, and will assume other duties which the independent directors as a whole may designate from time to time. Directors are always free to communicate directly with the CEO and Chairman.

16.	Limitations on Tenure as Independent Chair or Lead Director

An Independent Chair or Lead Director serves at the pleasure of the Board. It is the sense of the Board that a director's service as Independent Chair or Lead Director should generally not extend beyond the annual meeting of shareholders after three consecutive years of service.

17.	Board Meetings

Article III of Luby's Bylaws spells out required procedures for calling and conducting meetings of the Board in order to conduct corporate business. The Board sets the number and schedule of Regular Board meetings for the entire year at the annual meeting of the Board in January. Currently the Board has five Regular Meetings each year. The Chairman, the CEO, or a majority of directors may call Special Meetings of the Board as necessary.

FUNCTIONING OF THE BOARD

18.	Board Agendas

The CEO in conjunction with the Chairman and committee chairs will establish and publish an agenda for each meeting of the Board. Board members may suggest items for inclusion on the agenda and may raise for discussion at any Board meeting subjects not on the agenda.

19.	Board Materials Distributed in Advance

Information and data that are important to the Board's understanding of the business of the meeting and presentations on special subjects should, when practical, be distributed at least one week in advance of the meeting to permit directors to prepare for the meeting. This will conserve Board meeting time and allow discussion to focus on questions and analysis of these materials. Management will try to keep materials as brief as possible while still providing the desired information. Lengthy reports or documents, when practical, should be accompanied by executive summaries. Directors are encouraged to comment on the adequacy and effectiveness of materials provided.

20.	Attendance of Nondirectors at Board Meetings

The CEO may invite members of senior management who are not Board members to regularly participate in portions of the Board meeting. Further, the Board encourages the participation at Board meetings of managers who can provide additional insight into items being discussed or who have substantial future potential in the Company and who should be given exposure to the Board. Portions of all Board meetings will be reserved for private deliberation among Board members.

21.	Meetings of Independent Directors

Independent directors will meet in executive session at the conclusion of the regularly scheduled board meetings as a matter of practice whenever requested by an individual board member, either in advance of or during board deliberations. They may also meet at other times when the need to do so is established by the Chairman or lead outside director, as appropriate, or upon the Board's own motion. The Chairman/Lead outside director is responsible for keeping the CEO fully informed of any substantive deliberations in such executive sessions. These meetings may include a discussion with the CEO.

FUNCTIONING OF COMMITTEES OF THE BOARD

22.	Board Committees

The current standing committees of the Board are: Executive, Finance and Audit, Personnel and Administrative Policy, Executive Compensation, and Board Governance. From time to time the Board may create a new or disband an existing Committee depending on particular interests of the Board, issues facing the Company, or legal requirements.

23.	Committee Charters

Each Committee should, with leadership from its Chair, maintain a charter describing its duties and responsibilities. Charters developed or amended will be reviewed by the Board Governance Committee and approved by the full Board.

24.	Assignment and Rotation of Committee Membership

The Board Governance Committee in consultation with the Chairman and the CEO, and individual Board members, will assign Board members and chairs to various Committees, subject to Board approval. Assignments must comply with various applicable regulations (e.g. SEC, NYSE, IRS) and, in so far as is possible, with the desires of individual members insofar as possible. Consideration should be given to rotating committee membership and chairs from time to time generally on a three to five year schedule.

25.	Scheduling of Committee Meetings and Committee Agendas
The Chair of each Committee, in collaboration with management and the Chairman of the Board, determine the frequency, length, and agenda of each meeting of the Committee.

26.	Committee Reports to the Board

The Chair of each Committee, with the support of management, will report to the full Board as soon as practical following a Committee meeting all significant matters discussed and will present recommendations of the committee to the Board for action, review, or approval, as appropriate, at each Board meeting. Minutes of all Committee meetings will be distributed to all Board members.

MISCELLANEOUS

27.	Board Access to Management

Board members have access to Luby's management, as necessary to fulfill their obligations as members of the board, and will keep the CEO, COO, or the chairman informed of any contacts of substance and concerns that may arise therefrom. Board members should use judgment to insure that this contact is not distracting to business operations or that it could be perceived as infringing on the responsibilities of the CEO. Correspondence from a Board member to a member of management should be copied to the CEO and Chairman. This provision excludes administrative matters handled through designated board points of contact.

28.	Communications with the Public and Various Constituencies

The CEO is responsible for establishing effective communications with Luby's various constituencies, i.e. press, shareholders, potential investors, customers, communities, suppliers, creditors, and corporate partners. Management speaks for Luby's, and Board members should communicate with these constituencies only with the consent and generally at the request of management.

29.	Assessing Board Performance

Approximately annually, the Board Governance Committee will survey Board members on their perceptions of the performance and effectiveness of the Board and solicit suggestions for improving its performance. The objective is to increase the effectiveness of the Board and not to evaluate individual Board members. The results of this survey will be reported to the Executive committee which will report, in turn to the full board with the results and recommended action the committee deems appropriate.

30.	Board Compensation

Luby's policy is to compensate nonmanagement directors competitively relative to companies of comparable size. The Executive Compensation Committee will annually recommend to the full Board for its consideration director compensation for the next year.

31.	Stock Ownership Guidelines for Directors

The Board believes that each Luby's director should accumulate a meaningful investment in Luby's stock and has established guidelines for share ownership. Currently, directors are expected to accumulate, over time, common shares with a market value of at least $100,000. Luby's has established a tax deferred Nonemployee Director Phantom Stock Plan. Beginning in 1999 and until the ownership guidelines are met or until the number of shares under the Nonemployee Director Phantom Stock Plan has been fully depleted, the nonemployee director will receive at least $10,000 of the annual retainer in phantom stock units to be redeemed for a like number of common shares when he or she ceases for any reason to be a director

32.	Review of Guidelines

The Executive Committee is responsible for periodic review of these Guidelines, as well as consideration of other corporate governance issues that may, from time to time, merit consideration of the entire Board.

33.	Intent

These Guidelines are intended to be a statement of general principles to guide the Board in formulating corporate policy. The Guidelines are not rules or bylaws. They may be amended from time to time by the Board. In addition, the Board may on occasion depart from the Guidelines when circumstances indicate that a departure is in the best interest of the Company and its shareholders.